S.L. REED & COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
December 31, 2016

Computation of Net Capital		
Common stock	$	5,000
Additional paid-in capital		197,850
Retained earnings		181,028
Total stockholder's equity		383,878
Less: Nonallowable assets		
Prepaid expense		(13,550)
Total nonallowable assets		(13,550)
Net Capital		370,328
Computation of Net Capital Requirements		
Minimum net capital requirements 6 2/3 percent of net aggregate indebtedness		3,665
Minimum dollar net capital required		5,000
Net capital required (greater of above)		(5,000)
Excess Net Capital	$	365,328
Ratio of aggregate indebtedness to net capital		0.15 : 1

* There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016

See accompanying financial statements.